UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Gehl Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368483103

(CUSIP Number)

Neuson Kramer Baumaschinen AG

Ing. Johann Neunteufel

Haidfeldstrasse 37

A-4060 Leonding

Austria, Europe

Mag. Christiane Schneglberger, Haidfeldstrasse 37, A-4060 Leonding,

Tel.Nr.: 0043-732-90-590-190

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368483103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neuson Finance GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Austria

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 1,151,023 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 1,151,023 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,023 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neuson Kramer Baumaschinen AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Austria

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 1,151,023 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 1,151,023 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,023 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PIN Privatstiftung

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Austria

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 1,151,023 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 1,151,023 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,151,023 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) OO

The following constitutes Amendment No. 2 (Amendment No. 2) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D, as previously amended by Amendment No. 1 thereto, as specifically set forth below.  This Amendment No. 2 is being filed on behalf of each of the Reporting Persons (as defined below).

The purpose of this Amendment No. 2 is to (i) describe the provisions of the Shareholder and Registration Rights Agreement (the “Agreement”), dated as of August 23, 2005, by and among Gehl Company (the “Company”), Neuson Kramer Baumaschinen AG and Neuson Finance GmbH (together, the “Shareholders”).  Unless otherwise indicated herein, all capitalized terms used herein shall have the meaning given to them in Amendment No. 2, and unless expressly amended or supplemented hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction

Except as described under Item 6. below, Neuson Finance GmbH, Neuson Kramer Baumaschinen AG and PIN Privatstiftung (together, the “Reporting Persons”) do not have any present plans or proposals that relate to, or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons maintain the right to formulate plans or make proposals and take actions with respect to their investment in Gehl Company, including any or all of the items set forth in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 23, 2005, the Company and the Shareholders entered into the Agreement.  The Agreement grants the Shareholders certain registration rights with respect to the shares of the Company’s common stock issued to the Shareholders.

Specifically, the Company has agreed to amend its existing shelf registration statement to cover the registration of the shares of the Company’s common stock held by the Shareholders.  Additionally, if the Company pursues an underwritten public offering of its common stock prior to December 31, 2005, it will permit the Shareholders to participate in such offering.

Under the terms of the Agreement the Shareholders are also entitled to certain “demand” and “piggy-back” registration rights during the period beginning January 1, 2006 through the earlier of (x) December 31, 2007, (y) the date on which the Shareholders are no longer “affiliates” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of the Company or (z) the date on which the Shareholders have sold at least 750,000 shares of the Company’s common stock other than pursuant to the Agreement.

The foregoing description is qualified in its entirety by reference to the Agreement, which was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC by the Company on August 23, 2005 and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

1.  Shareholder and Registration Rights Agreement, dated August 23, 2005, by and among Gehl Company, Neuson Finance GmbH and Neuson Kramer Baumaschinen AG, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Gehl Company with the SEC on August 23, 2005.

2.  Joint Filing Agreement, dated July 14, 2005, by and among Neuson Finance GmbH, Neuson Kramer Baumaschinen AG and PIT Privatstiftung, incorporated by reference to Exhibit 1 to Amendment No. 1 to Form 13-D filed with the SEC on July 20, 2005.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2005

NEUSON FINANCE GMBH

By:	/s/ Günther Binder
Name: Günther Binder
Title: Managing Director

NEUSON KRAMER BAUMASCHINEN AG

By:	/s/ Johann Neunteufel
Name: Johann Neunteufel
Title: Managing Director

NEUSON KRAMER BAUMASCHINEN AG

By:	/s/ Günther Binder
Name: Günther Binder
Title: Managing Director

PIN PRIVATSTIFTUNG

By:	/s/ Johann Neunteufel
Name: Johann Neunteufel
Title: Managing Director

EXHIBIT INDEX

1.  Shareholder and Registration Rights Agreement, dated August 23, 2005, by and among Gehl Company, Neuson Finance GmbH and Neuson Kramer Baumaschinen AG, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Gehl Company with the SEC on August 23, 2005.

2.  Joint Filing Agreement, dated July 14, 2005, by and among Neuson Finance GmbH, Neuson Kramer Baumaschinen AG and PIT Privatstiftung, incorporated by reference to Exhibit 1 to Amendment No. 1 to Form 13-D filed with the SEC on July 20, 2005.